Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s annual report on Form 18-K for the fiscal year ended December 31, 2018. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPUBLIC OF CHILE

Recent Political History

On June 13, 2019, President Piñera appointed four new ministers and reassigned two of his cabinet ministers to other ministries.

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the period indicated:

	Current Account (millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
Three months ended March 31, 2019	(1,022.5)	1.6	2.8

(1)	Current account data for the period indicated.
(2)	Compared to the same period in 2018.

Source: Chilean Central Bank.

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec (in each case, as defined below) for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2019
January	1.8	(3.3)	2.4
February	1.1	(6.9)	2.0
March	1.8	(0.9)	2.1

Source: Chilean Central Bank.

Gross Domestic Product

For the three months ended March 31, 2019, real GDP increased by 1.6% compared to the same period in 2018, driven mainly by growth in domestic demand. During that period, aggregate domestic demand increased by 2.8%, gross fixed capital formation increased by 2.9%, total consumption increased by 2.9%, imports increased by 2.3%, while exports decreased by 1.8%, in each case compared to the same period in 2018.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	Three months ended March 31, 2018	Three months ended March 31, 2019
Nominal GDP	47,206.2	49,387.8
Aggregate Domestic Demand	45,925.2	48,606.8
Gross Fixed Capital Formation	8,995.3	9,787.0
Change in Inventories	1,781.8	1,869.7
Total Consumption	35,148.1	36,950.1
Private Consumption	28,829.5	30,162.7
Government Consumption	6,318.6	6,787.4
Total Exports	13,430.3	14,339.9

Total Imports	12,149.4	13,558.9

Net Exports	1,280.9	781.0

Source: Chilean Central Bank.

Real GDP and Expenditure

(chained volume at previous period prices, in billions of Chilean pesos)

	Three months ended March 31, 2018	Three months ended March 31, 2019
Real GDP	37,627.5	38,227.3
Aggregate Domestic Demand	37,257.8	38,308.6
Gross Fixed Capital Formation	7,413.6	7,631.4
Total Consumption	7,631.4	29,157.0
Private Consumption	24,028.8	24,790.4
Government Consumption	4,334.7	4,407.3
Total Exports	11,630.4	11,426.6

Total Imports	11,310.7	11,573.6

Net Exports	319.6	(147.0)

Source: Chilean Central Bank.

Composition of Demand

For the three months ended March 31, 2019, consumption, as a percentage of GDP and measured at current prices, increased to 74.8% of GDP compared to 74.5% of GDP in the same period in 2018. Gross fixed capital formation increased to 19.8% of GDP in the three months ended March 31, 2019 compared to 19.1% of GDP in the same period in 2018. Exports measured at current prices increased to 29.0% of GDP in the three months ended March 31, 2019 compared to 28.5% of GDP in the same period in 2018 and imports measured at current prices accounted for 27.5% of GDP in the three months ended March 31, 2019 compared to 25.7% of GDP during the same period in 2018.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(% of GDP, except as indicated)

	Three months ended March 31, 2018	Three months ended March 31, 2019
Nominal GDP (in billions of Chilean pesos)	47,206.2	49,387.8
Domestic Absorption	97.3	98.4
Total Consumption	74.5	74.8
Private Consumption	61.1	61.1
Government Consumption	13.4	13.7
Change in inventories	3.8	3.8
Gross Fixed Capital Formation	19.1	19.8
Exports of goods and services	28.5	29.0
Imports of goods and services	25.7	27.5

Source: Chilean Central Bank.

Savings and Investment

For the three months ended March 31, 2019, total gross savings (or domestic gross investment) increased as a percentage of GDP.

The following table sets forth information for savings and investments for the periods indicated:

Savings and Investment

(% of GDP)

	Three months ended March 31, 2018	Three months ended March 31, 2019
National Savings	22.4	22.2
External Savings	0.4	1.4
Total Gross Savings or Domestic Gross Investment	22.8	23.6

Source: Chilean Central Bank.

Principal Sectors of the Economy

For the three months ended March 31, 2019, the primary sector decreased by 2.8%, the manufacturing sector increased by 0.9% and the services sector increased by 3.0%, in each case, in real terms.

The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector

(% change from same period in previous year, except as indicated)

Three months ended March 31, 2019
Primary sector:	(2.8)
Agriculture, livestock and forestry	(1.2)
Fishing	(3.1)
Mining	(3.6)
Copper	(2.7)
Other	(12.6)
Manufacturing sector:	0.9
Foodstuffs, beverages and tobacco	0.2
Textiles, clothing and leather	(8.8)
Wood products and furniture	(2.3)
Paper and printing products	0.7
Chemicals, petroleum, rubber and plastic products	4.2
Non-metallic mineral products and base metal products	(0.3)
Metal products, machinery and equipment and miscellaneous manufacturing	2.6
Services sector:	3.0
Electricity, oil and gas and water	(0.6)
Construction	2.8
Trade and catering	2.4
Transport	4.2
Communications	2.6
Financial services	5.8
Business services	3.1
Housing	3.2
Personal services	3.3
Public administration	1.8

Subtotal	1.8
Net adjustments for payments made by financial institutions, VAT and import tariffs	2.6
Total GDP	1.6
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	38,227.3

Source: Chilean Central Bank.

The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	Three months ended March 31, 2018	Three months ended March 31, 2019
Primary sector:	15.4	15.2
Agriculture, livestock and forestry	5.5	5.1
Fishing	0.6	0.6
Mining	9.4	9.5
Copper	8.7	8.8
Other	0.7	0.7
Manufacturing sector:	10.3	10.2
Foodstuffs, beverages and tobacco	4.6	4.7
Textiles, clothing and leather	0.2	0.1
Wood products and furniture	0.5	0.5
Paper and printing products	1.1	1.0
Chemicals, petroleum, rubber and plastic products	2.0	1.9
Non-metallic mineral products and base metal products	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.5	1.6
Services sector:	66.2	66.5
Electricity, oil and gas and water	3.0	2.8
Construction	5.9	6.1
Trade and catering	12.2	12.0
Transport	4.8	5.0
Communications	2.5	2.2
Financial services	4.8	4.9
Business services	9.4	9.6
Housing	7.8	7.9
Personal services	11.0	11.4
Public administration	4.7	4.7
Subtotal	91.9	91.9
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.1	8.1
Total GDP	100.0	100.0

Nominal GDP (in billions of Chilean pesos)	47,206.2	49,387.8

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 15.2% in the three months ended March 31, 2019, compared to 15.4% in the same period in 2018.

Agriculture, Livestock and Forestry

For the three months ended March 31, 2019, the agriculture, livestock and forestry sector accounted for 5.1% of nominal GDP, compared to 5.5% of nominal GDP during the same period in 2018.

Mining

For the three months ended March 31, 2019, the mining sector accounted for 9.5% of nominal GDP, compared to 9.4% of nominal GDP during the same period in 2018. For the three months ended March 31, 2019, mining products accounted for 49.1% of Chile’s total exports, totaling approximately US$9.1 billion compared to US$9.7 billion in the same period in 2018. The decrease in the three months ended March 31, 2019, when measured in dollars, reflects higher volumes exported (1,473.5 million metric tons in the three months ended March 31, 2019 compared to 1,358.9 million metric tons in the same period in 2018) which increases were not enough to offset lower prices (with an average price of US$2.82 per pound in the three months ended March 31, 2019 compared to an average price of US$3.16 per pound in same period in 2018).

Manufacturing Sector

For the three months ended March 31, 2019, the manufacturing sector accounted for 10.2% of nominal GDP, compared to 10.3% of nominal GDP for the same period in 2018.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of Chilean pesos and as a percentage of total)

	Three months ended March 31, 2019
	(Ps.)	(%)
Foodstuffs, beverages and tobacco	2,322.5	46.0
Textiles, clothing and leather	68.2	1.4
Wood products and furniture	259.1	5.1
Paper and printing products	504.3	10.0
Chemicals, petroleum, rubber and plastic products	949.8	18.8
Non-metallic mineral products and base metal products	173.0	3.4
Metal products, machinery and equipment and miscellaneous manufacturing	771.8	15.3

Total	5,048.7	100.0

Source: Chilean Central Bank.

For the three months ended March 31, 2019, the manufacturing sector grew by 0.9% in real terms, compared to the same period in 2018, mainly as a result of growth in the oil refining sector.

For the three months ended March 31, 2019, exports of manufactured foodstuff products totaled US$2.6 billion, compared to US$2.5 billion the same period in 2018.

For the three months ended March 31, 2019, the chemicals, petroleum products, rubber and plastics industries exported approximately US$1.3 billion, reflecting no significant variation from the same period in 2018.

For the three months ended March 31, 2019, wine exports amounted to US$454.4 million, compared to US$476.3 million in the same period in 2018.

Services Sector

Electricity, Oil and Gas and Water

For the three months ended March 31, 2019, the electricity, oil and gas and water sector accounted for 2.8% of nominal GDP, compared to 3.0% for the same period in 2018.

Construction

For the three months ended March 31, 2019, the construction sector accounted for 6.1% of nominal GDP, compared to 5.9% for the same period in 2018.

Trade and Catering

For the three months ended March 31, 2019, the trade and catering sector accounted for 12.0% of nominal GDP, compared to 12.2% for the same period in 2018.

Transport

For the three months ended March 31, 2019, the transport sector accounted for 5.0% of nominal GDP, compared to 4.8% for the same period in 2018.

Communications

For the three months ended March 31, 2019, the communications sector accounted for 2.2% of nominal GDP, compared to 2.5% for the same period in 2018.

Financial Services

For the three months ended March 31, 2019, the financial services sector accounted for 4.9% of nominal GDP, compared to 4.8% for the same period in 2018.

As of April 30, 2018, the latest available information, the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericano, or MILA) totaled US$991.4 billion.

Business Services

For the three months ended March 31, 2019, the business services sector accounted for 9.4% of nominal GDP, compared to 9.6% for the same period in 2018.

Housing

For the three months ended March 31, 2019, the housing sector accounted for 7.9% of nominal GDP, compared to 7.8% for the same period in 2018.

Personal Services

For the three months ended March 31, 2019, the personal services sector accounted for 11.4% of nominal GDP, compared to 11.0% for the same period in 2018.

Public Administration

For the three months ended March 31, 2019, the public administration sector accounted for 4.7% of nominal GDP, reflecting no significant variation from the same period in 2018.

Employment and Labor

Employment

As of March 31, 2019, the rate of unemployment stood at 6.9%, reflecting no significant variation with respect to March 31, 2018.

The following table presents information on employment and the labor force in Chile for the periods indicated:

Employment and Labor

(in thousands of persons or percentages)

Three months ended March 31, 2019
Nationwide:
Labor force	9,099.5
Employment	8,476.1
Participation rate (%)	93.1
Unemployment rate (%)	6.9
Santiago:
Labor force	3,251.4
Employment	3,004.0
Participation rate (%)	92.4
Unemployment rate (%)	7.6

Source: National Statistics Institute and University of Chile surveys.

For the three months ended March 31, 2019, the manufacturing sector employed 10.4% of Chile’s labor force and accounted for 10.2% of GDP. For the same period, the agriculture, livestock, forestry and fishing sectors accounted for 5.7% of GDP and employed 9.8% of Chile’s labor force. The mining sector accounted for 9.5% of GDP and employed only approximately 2.6% of Chile’s labor force, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)

(% of total labor force employed)

Three months ended March 31, 2019
Primary sector	12.4
Agriculture, livestock and forestry and fishing	9.8
Mining	2.6
Manufacturing sector	10.4
Services sector	77.2
Electricity, gas and water	1.0
Construction	8.4
Trade and catering	22.5
Transport and communications	8.3
Financial services	2.0
Community and social services(2)	34.9

Total	100.0

(1)	Constitutes an average across each period indicated.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

For the three months ended March 31, 2019, women accounted on average for 50.7% of the total nationwide labor force.

Wages

The following table sets forth average real wages and average change in productivity in the three months ended March 31, 2019, compared to the three months ended March 31, 2018.

Real Wages

(% change from period in 2019)

Three months ended March 31, 2019
Average real wages	2.3
Average change in productivity	2.1

Sources: Chilean Central Bank and National Statistics Institute.

Environment

Green Bond Framework

On May 8, 2019, Chile approved its green bond framework (the “Green Bond Framework”), which contemplated that amounts equal to the net proceeds of government bonds issued under the Green Bond Framework may be allocated to finance or refinance eligible green expenditures in one of the following sectors: (i) clean transportation, (ii) energy efficiency, (iii) renewable energy, (iv) living natural resources, land use and marine protected areas, (v) efficient and climate-resilient management of water resources and (vi) green buildings. The Green Bond Framework has been developed to be aligned with best practices for green expenditures and has been favorably evaluated by Vigeo Eiris, an independent rating and research agency based in France, which has so indicated in a report delivered to the Chilean government stating that the Green Bond Framework is aligned with the International Capital Market Association’s Green Bond Principles (as adopted in June 2018). The Green Bond Principles have four core components regarding use of proceeds, project evaluation and selection process, management of proceeds, and reporting. Chile’s Green Bond Framework sets out how projects are evaluated and selected and how Chile will manage and periodically report on those projects. The Ministry of Finance expects to publish an allocation report and an impact report on an annual basis on its publicly available website.

In addition, the portfolio of projects associated with possible bond issuances for 2019 has obtained the certification from the Climate Bond Initiative, a UK-based international non-profit organization with a mission to organize capital markets activity towards climate change solutions.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payments recorded a deficit of US$1,164 million for the three months ended March 31, 2019, compared to a deficit of US$1,143 million for the same period in 2018.

Current Account

Chile’s current account recorded a deficit of US$1,023 million (1.4% of GDP) for the three months ended March 31, 2019, compared to a deficit of US$337 million (0.4% of GDP) for the same period in 2018.

The merchandise trade surplus decreased to US$2.2 billion for the three months ended March 31, 2019, from US$3.0 billion for the same period in 2018.

For the three months ended March 31, 2019, merchandise exports totaled US$18.6 billion compared to US$19.4 billion for the same period in 2018 and merchandise imports totaled US$16.5 billion, compared to US$16.4 billion for the same period in 2018.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$0.7 million for the three months ended March 31, 2019, compared to a surplus of US$40.5 million for the same period in 2018.

The financial account registered a surplus of US$1.5 million and a surplus of US$171.6 million for the three months ended March 31, 2018 and 2019, respectively, which represented 0.2% of GDP in 2018 and less than 0.1% of GDP in 2019.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments

(in millions of US$)

	Three months ended March 31, 2018	Three months ended March 31, 2019
Current account
Current account, net	(336.6)	(1,022.5)
Goods and Services, net	2,168.9	1,189.9
Merchandise Trade Balance	2,951.2	2,179.7
Exports	19,396.8	18,635.0
Imports	16,445.6	16,455.3
Services	(782.3)	(989.8)
Credits	2,842.6	2,774.7
Debits	3,624.9	3,764.5
Income, net	(2,935.4)	(2,613.3)
Income from investment	(2,812.3)	(2,484.8)
Income from direct investment(1)	(2,862.0)	(2,461.4)
Abroad	1,091.3	1,182.6
From abroad	3,953.3	3,644.0
Income from portfolio investment	154.6	155.3
Dividends	578.5	612.7
Interest	(423.9)	(457.3)
Income from other investment	(104.9)	(178.7)
Credits	196.3	212.0
Debits	301.2	390.7
Current transfers, net	429.9	400.8
Credits	642.2	682.5
Debits	(212.3)	(281.7)
Capital and financial accounts
Capital and financial accounts, net	211.0	2.2
Capital account, net	40.5	0.7
Financial account, net	170.6	1.5
Direct investment, net	(3,169.0)	(299.7)
Direct investment abroad	2,601.3	2,132.4
Shares and other capital	1,081.6	818.7
Earnings reinvested	958.4	1,115.6
Debt instruments(2)	561.3	198.1
Direct investment to Chile	5,770.3	2,432.1
Shares and other capital	2,050.9	1,358.8
Earnings reinvested	2,306.2	1,266.0
Debt instruments(2)	1,413.2	(192.7)
Portfolio investment, net	5,673.5	2,297.1
Assets	6,988.8	3,459.0
Liabilities	1,315.3	1,161.9
Financial Derivatives, net	5,673.5	2,297.1
Other Investment, net(3)	(154.4)	(67.9)
Assets	(1,009.2)	(1,723.5)
Commercial credits	882.2	(175.0)
Loans	(174.4)	300.0
Currency and deposits	(1,699.8)	(1,848.6)
Other assets	(17.2)	—
Liabilities	27.2	(959.0)
Commercial credits	4.3	(709.5)
Loans(3)	(20.2)	(188.5)
Currency and deposits	42.9	(61.1)
Other liabilities	0.1	—
Assets in reserve, net	(1,143.0)	(1,163.6)
Errors and omissions, net	466.7	(1,023.4)
Financial account (excluding change in reserves)	170.6	1.5

Total balance of payments	(1,143.0)	(1,163.6)

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the four months ended April 30, 2019 were China (from where 24.4% of total imports originated), the United States (18.2%), Brazil (8.2%), Argentina (5.0%), Germany (4.1%) and Mexico (3.4%). The primary destinations of Chile’s exports for the four months ended April 30, 2019, were China (which received 30.2% of total exports), the United States (14.2%), Japan (10.6%), South Korea (7.3%) and Brazil (4.5%). During the four months ended April 30, 2019, the proportion of Chile’s exports to Asia as a percentage of total exports increased from 52.6% to 55.0%, while the proportion of Chile’s exports to North America decreased from 19.3% to 17.5%, as compared to the same period in 2018.

In the four months ended April 30, 2019, merchandise exports totaled US$24.5 billion and merchandise imports totaled US$21.7 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 50.0% of total imports in the four months ended April 30, 2019 compared to 49.8% for the same period in 2018. Consumer goods imports amounted to 29.4% in the four months ended April 30, 2019 compared to 30.3% for the same period in 2018. Imports of capital goods accounted for 20.6% of total imports for that period compared to 19.8% for the same period in 2018.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	Four months ended April 30, 2018	Four months ended April 30, 2019
Exports (FOB)
Americas:
Argentina	1.0	0.8
Brazil	4.1	4.5
Mexico	1.7	1.9
United States	16.1	14.2
Other	8.9	8.7

Total Americas:	31.8	30.1
Europe:
France	1.3	1.3
Germany	1.3	1.3
Italy	1.0	0.9
United Kingdom	1.0	1.0
EFTA	2.6	2.6
Other	7.0	5.9

Total Europe:	14.2	13.1
Asia:
Japan	9.2	10.6
South Korea	6.3	7.3
Taiwan	1.7	2.1
China	31.1	30.2
Other	4.3	4.7

Total Asia:	52.6	55.0
Other:(1)	1.4	1.8

Total exports:	100.0	100.0

Imports (CIF)
Americas:
Argentina	4.3	5.0
Brazil	9.6	8.2
Mexico	3.4	3.4
United States	18.1	18.2
Other	9.5	8.8

Total Americas:	44.9	43.5
Europe:
France	2.1	2.0
Germany	4.1	4.1
Italy	1.7	1.8
United Kingdom	0.8	0.9
EFTA	2.9	3.2
Other	4.7	5.0

Total Europe:	16.3	17.1
Asia:
Japan	3.3	3.7
South Korea	2.5	2.3
Taiwan	0.4	0.4
China	23.4	24.4
Other	5.5	5.1

Total Asia:	35.2	35.8
Other:(1)	3.6	3.7

Total imports:	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the three months ended March 31, 2019, exported services decreased by 2.4% and imported services increased by 3.9%, compared to the same period in 2018.

MONETARY AND FINANCIAL SYSTEM

Inflation

As of May 31, 2019, the inflation rate stood at 2.3% (year-on-year). The monetary policy rate (Tasa de Política Monetaria, or TPM) remained stable at 3.0% throughout the five months ended May 31, 2019.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

(% change from same period in 2018)

	CPI	PPI(1)
Four months ended April 30, 2019	0.9	0.9
Five months ended May 31, 2019	1.5	n.a.

(1)	Manufacturing, mining and electricity, water and gas distribution industries.

n.a. = not available.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics

Exchange Rate Policy

During the five months ended May 31, 2019, the Chilean peso has fluctuated vis-à-vis the U.S. dollar , with the Chilean peso trading at Ps.707.9/US$1.00 on May 31, 2019, compared to Ps.695.7/US$1.00 on December 31, 2018.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the five months ended May 31, 2019.

Observed Exchange Rates(1)

(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Five months ended May 31, 2019	708.2	649.2	672.3	707.9

(1)	The table presents the high, low, average and period-end observed rates for the period.
(2)	Represents the average of average monthly rates for the period indicated.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$37.3 billion as of May 31, 2019.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank

(in millions of US$)

	As of May 31, 2018	As of May 31, 2019
Chilean Central Bank:
Assets:
Gold	10	10
Special Drawing Rights (SDRs)	765	748
Reserve position in the IMF	247	382
Foreign exchange and bank deposits	2,072	2,327
Securities	34,187	35,332
Other assets(1)	—	—

Total	37,281	38,799

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	441	268
Accounts with international organizations	83	82
SDR allocations	1,158	1,136
Total	1,682	1,486

Total international reserves, net	35,599	37,314

(1)	Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)

(in billions of Chilean pesos)

	As of April 30, 2018	As of April 30, 2019
Currency in circulation	6,263.4	6,499.8
Bank reserves	4,554.9	4,997.4

Monetary base	10,818.2	11,497.2

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates

(in billions of Chilean pesos)

As of April 30, 2019
Currency in circulation	6,499.8
Demand deposits at commercial banks	29,500.3

M1(1)	36,000.1
Total time and savings deposits at banks	100,130.2
Others	2,967.7

M2(2)	139,098.0
Foreign currency deposits at Chilean Central Bank	16,117.8
Documents of Chilean Central Bank	7,089.2
Letters of Credit	326.5
Private Bonds	24,828.4
Others	52,608.7

M3(3)	240,068.7

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)

M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)

M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the period indicated:

Selected Monetary Indicators

(in % change from same period in 2018)

Three months ended March 31, 2019
M1 (% change)	(0.6)
M2 (% change)	(0.8)
Credit from the financial system (% change)	(7.1)
Average annual Chilean peso deposit rate(1)	0.7

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates

(in billions of Chilean pesos)

	As of March 31,
	2018	2019
Liquidity aggregates (at period end)	10,980	11,777
Monetary base:
Currency, excluding cash in vaults at banks	6,312	6,524
M1(1)	32,554	35,238
M2(2)	126,449	136,513
M3(3)	209,863	236,058
Credit aggregates (at period end):
Private sector credit	146,894	160,831
Public sector credit	2,861	2,485

Total domestic credit(4)	135,731	145,266

Deposits(4):
Chilean peso deposits	133,759	140,633
Foreign-currency deposits	19,164	20,880

Total deposits	152,923	161,513

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System

(in millions of US$, except for percentages)

	As of April 30, 2019
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	307,783	84.0	231,486	86.2	167,908	81.9	26,889	89.4
Foreign- owned private-sector banks(2)	1,568	0.4	256	0.1	394	0.2	622	2.1
Private-sector total	309,350	84.4	231,742	86.3	168,302	82.1	27,511	91.5
Banco Estado	57,094	15.6	36,849	13.7	36,702	17.9	2,567	8.5

Total banks	366,444	100.0	268,592	100.0	205,004	100.0	30,077	100.0

	As of April 30, 2018
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	308,715	83.0	228,966	85.6	171,710	80.8	26,783	88.5
Foreign- owned private-sector banks(2)	1,592	0.4	336	0.1	353	0.2	753	2.5

Private-sector total	310,307	83.4	229,302	85.7	172,063	81.0	27,536	91.0
Banco Estado	61,595	16.6	38,222	14.3	40,472	19.0	2,736	9.0

Total banks	371,902	100.0	267,524	100.0	212,535	100.0	30,272	100.0

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)

Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of April 30, 2018 would be as follows: assets: 36.6%, loans: 37.6%, deposits: 33.8% and shareholders’ equity: 42.7%, with the corresponding reduction in the market share of domestically owned private-sector banks, and as of April 30, 2019 such market share would be as follows: assets: 21.0%, loans: 21.3%, deposits: 19.1% and shareholders’ equity: 22.7%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: SBIF (as defined below).

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of April 30, 2019
	in billions of Chilean Pesos	Market Share (%)
Banco de Crédito e Inversiones	41.9	16.9
Banco Santander-Chile	41.1	16.6
Banco Estado	38.7	15.6
Banco de Chile	36.4	14.6
Itaú Corpbanca	29.7	12.0
Other banks	60.5	24.4

Total Banking System	248.3	100.0

Source: SBIF.

	As of April 30, 2018
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	36.9	16.4
Banco Estado	37.3	16.6
Banco de Chile	33.9	15.1
Banco de Crédito e Inversiones	35.0	15.5
Itaú Corpbanca	28.9	12.8
Other banks	53.3	23.7

Total Banking System	225.3	100.0

Source: SBIF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators

(%)

	Four months ended April 30,
	2018	2019
Return on assets	0.4	0.4
Return on equity	4.5	4.2
Non-performing loans as a percentage of total loans	0.9	0.9
Gross operational margin/assets	1.5	1.5
Operating expenses/operating revenue	48.2	46.4
Operating expenses/average total assets	0.7	0.7
Regulatory capital to risk-weighted assets(1)	13.6	13.3

(1)	Data for the three month period ended March 31, 2018 and 2019.

Source: SBIF.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of June 10, 2019:

Indicators for the Santiago Stock Exchange

	IGPA(1)	IPSA(2)
As of June 10, 2019	25,531.97	5,018.99

(1)

The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant bursatility presence. Pension funds are not covered by the index.

(2)

The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

As of March 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2018	213.2	56.7	60.5	n.a.	n.a.	330.4
2019	205.8	54.8	52.5	n.a.	n.a.	313.1

(1)	Includes international investment funds.

n.a. = not available.

Source: CMF (as defined below), Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of March 31, 2019, the pension funds held aggregate financial assets totaling approximately US$205.8 billion.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for the four months ended April 30, 2019, as well as the total assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at April 30, 2019 (in millions of US$)
Four months ended April 30, 2019	—	—	10,179.5

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the Economic and Social Stabilization Fund (“FEES”) as of April 30, 2019, as well as the total assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at April 30, 2019 (in millions of US$)
Four months ended April 30, 2019	—	—	14,294.9

Budget Law and Political Initiatives

The following table sets forth a summary of public sector accounts during the three months ended March 31, 2018 and 2019 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances

(in billions of US$ and percentage of total GDP)

	Three months ended March 31, 2018		Three months ended March 31, 2019
	(US$)	(%)	(US$)	(%)
Current Revenues and Expenditures
Revenues	17.0	21.7	15.9	21.4
Net taxes(1)	13.7	17.5	13.1	17.7
Copper revenues(2)	0.7	0.9	0.2	0.3
Social Security contributions	1.2	1.5	1.1	1.5
Donations	0.1	0.1	0.1	0.1
Real property incomes	0.3	0.3	0.3	0.5
Operational revenues	0.4	0.5	0.4	0.5
Other revenues	0.7	0.9	0.6	0.9
Expenditures	15.1	19.2	14.4	19.5
Wages and salaries	3.8	4.9	3.6	4.9
Goods and services	1.2	1.5	1.2	1.6
Interest on public debt	1.2	1.5	1.2	1.6
Transfer payments	5.7	7.3	5.5	7.4
Transfers to social security	3.1	4.0	2.9	3.9
Others	—	—	—	—
Capital Revenues and Expenditures
Revenues	2.3	2.9	2.1	2.8
Asset sales	—	—	—	—
Expenditures
Investment	1.0	1.2	1.1	1.4
Capital transfers	1.3	1.7	1.1	1.4

Central government balance	(0.3)	(0.4)	(0.6)	(0.9)

(1)	Taxes collected net of refunds.
(2)

Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines.

Source: Chilean Budget Office.

Government Revenue

Taxation

Net tax revenues accounted for 17.7% of GDP for the three months ended March 31, 2019, compared to 17.5% of GDP for the same period in 2018.